December 2, 2009

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Re:	Echelon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 16, 2009
Form10-Q for the Quarter Ended September 30, 2009 Filed November 4, 2009
File No. 000-29748

Dear Ms. Collins:

This letter is submitted in response to your letter dated November 6, 2009 setting forth comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings of Echelon Corporation (“Echelon” or the “Company”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K For the Fiscal Year Ended December 31, 2008

Item 1. Business

General page 3

1.	Disclosures throughout your filing indicate that you rely significantly on distributors, and that sales made through EBV Electronic, Enel, Duke Energy, Telvent Energia, Engineering Center ENERGOAUDITCONTROL and ES Elektrosandberg for the three years ended December 31, 2008 accounted for a majority of your revenues. We also note that Eltel Networks accounted for approximately 34% and 27% of your revenues for the three and nine month periods ended September 30, 2009, respectively. However, with the exception of EBV Electronik, you have not filed distribution agreements or similar contracts with any of these companies as exhibits to your annual report. Please provide us with an analysis as to how you determined that your agreements with these entities do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K. We also note that Enel was a related person of yours during the period covered by the report.

Response to Comment 1: We acknowledge the Staff’s comments and supplementally advise the Staff that prior to entering into the distributor agreement with EBV Electronik, the Company maintained numerous distributor relationships with resellers in individual European countries for its LonWorks infrastructure products, which was the Company’s sole product line at the time. (We note supplementally that at the time, the Company had not yet begun to develop and sell its Networked Energy Services product line.) The agreement with EBV Electronik replaced these various contracts with one pan-European distributor relationship, so that the Company’s European business thereafter would flow through EBV Electronik. At the time the EBV Electronik contract was filed, the Company’s business in Europe provided and was expected to continue to provide a substantial portion of the Company’s overall revenue. Because the Company was relying on EBV Electronik, as the sole distributor for Europe, to continue to generate substantial revenue, the Company determined that it was appropriate to file the EBV Electronik contract at that time.

We also respectfully submit that, by contrast, the contracts with Duke Energy, Telvent, Engineering Center ENERGOAUDITCONTROL and ES Elektrosandberg were made in the ordinary course of business and are therefore not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. None of these contracts imposed any obligation on these companies to purchase any Echelon products. Indeed, the Company’s reseller agreements, which provide non-exclusive, world-wide resale rights to the reseller, specifically state that “nothing in this agreement constitutes a binding commitment on the part of [the potential purchaser] to purchase [any amount of products from Echelon].” Likewise, the Company’s contract with Duke Energy expressly states that “Duke Energy will have the right, but not the obligation, to purchase from Echelon electricity meters and certain hardware…” The Company addressed the limitations of its reseller commitments in the Risk Factor entitled “If we do not maintain adequate distribution channels, our revenues will be harmed” in the relevant public filings at issue. Furthermore, the Company respectfully submits that the failure to have any of these contracts in place would not have materially affected the Company’s strategy, research and development efforts, product plans, sales and marketing efforts, or other opportunities, and the Company was not, therefore, substantially dependent upon any of these contracts. As a result of the foregoing, the Company respectfully submits that these contracts do not fall within the parameters of Item 601(b)(10) of Regulation S-K.

With respect to our contract with Enel, please see our response to comment number 22 below.

Item 5. Market for the Registrant’s Common Equity and Related Stockholder Matters

Stock Price Performance Graph, page 21

2.	Your performance graph should provide the plot points for each of the three graphs showing the cumulative total return as of that point. See Instruction 2.b of the Instructions to Item 201(e) of Regulation S-K. Without the presentation of the dollar amounts of each plot point it is difficult to obtain a meaningful understanding of how your stock price performed against the comparison indices.

Response to Comment 2: We acknowledge the Staff’s comments and note that, although plot points were included in our stock price performance graph, the corresponding dollar amounts were not. We will, in future filings, include the dollar amounts of each plot point in our stock price performance graph.

Item 7. Management’s Discussion and Analysis of Financial Control and Results of Operations

Overview, page 23

3.	Please consider expanding your “Overview” section to provide an executive level overview that provides context for the remainder of the management’s discussion and analysis. For example, identify the factors that your executives focus on in evaluating financial condition and operating performance, such as your gross margins and the strength of your emerging markets. Also, please address the material operations, risks and challenges facing Echelon and how management is dealing with these issues. In this regard, we note that some foreign utilities will require you to price your NES system in the respective utility’s local currency, exposing you to foreign currency risk, that LonWorks sales to other electricity meter manufacturing companies are down 70% from last year and that penetration of the United States’ NES systems markets has proceeded slower than you anticipated. Refer to Release No. 33-8350.

Response to Comment 3: We acknowledge the Staff’s comments and advise the Staff that, in future filings, we will expand the “Overview” section to provide an executive level overview that provides additional context for the remainder of the information contained in our Management’s Discussion and Analysis (“MD&A”). This enhanced overview will include, at a minimum, the factors our management focuses on in evaluating our financial condition and operating performance, as well as the material operations, risks, and challenges facing Echelon and how our management is dealing with these issues.

4.	You provide discussion and analysis of past financial condition and operating analysis, however, there is little, if any, emphasis, if any, on known trends and their impact on your prospective financial condition and operating performance. Please tell us what consideration you gave to including disclosure in your MD&A discussing prospective matters, such as demand for your newer, cost reduced NES products. See Section III.B.3 of SEC Release 33-8350.

Response to Comment 4: We acknowledge the Staff’s comments and advise the Staff that, prior to our Annual Report on Form 10-K for the year ended December 31, 2008, the MD&A discussion addressing our results of operations included in prior filings contained more information regarding known trends and their impact on prospective financial condition and operating performance. However, during the quarter ended December 31, 2008, our business was materially affected by the sudden and severe worldwide economic downturn. Since then, the volatile macro-economic conditions in the markets we serve have made it difficult for us to provide reliable insight into future trends that would be meaningful to readers of our financial statements. Thus, we have excluded such information from our filings.

In future filings, we will continue to evaluate whether or not we have substantive and reliable information that would allow us to provide our financial statement readers with insight into known trends and their impact on our future operating performance and financial condition. However, to the extent that information is not available to us, we will indicate so in our MD&A discussion so that our financial statement readers are aware of our lack of visibility.

Results of Operations, page 26

5.	We note in your discussion of the results of operations that there are some instances where the source of a material change has been identified, but a discussion of the source has not been provided. For example, we note that NES revenues decreased 41% for the 9 month period ending September 30, 2009 as a result of “reduced large-scale deployments of [your] NES system.” Tell us how you considered providing quantification and qualification of the contribution this factor had on the change in revenues as well as your consideration for discussing metrics that management uses to evaluate and manage your business (i.e., the number of shipments of NES meters and data concentrators). In addition, tell us how you considered including a discussion of the extent to which material revenue changes were due to changes in prices versus changes in volume. Refer to SEC Release 33-8350, Section III.D of SEC Release 33-6835 and Item 303(a)(3)(iii) of Regulation S-K for guidance.

Response to Comment 5: We acknowledge the Staff’s comments and advise the staff that, given the nature of our NES system and the complex revenue recognition rules associated with NES system sales, we believe a traditional MD&A discussion of fluctuations in revenue levels (such as based on number of shipments) would not provide meaningful information to investors.

We note that the majority of our NES system revenues are generally derived from a small number of customers who undertake large-scale deployments of our NES system products. Each of these deployments is relatively substantial in terms of revenue, and varies significantly from the others in terms of deployment size, the mix of products, and the timing of delivery of those products, among other factors. This results in significant variability and unpredictability in our NES system revenues.

A discussion to this effect is included in Item 1A – Risk Factors (page 11), which, to paraphrase, states that our NES revenues may not be predictable due to a variety of factors, including, but not limited to, extended and unpredictable sales cycles, a utility’s complex capital spending process, extended development and integration efforts our customers undertake to incorporate our NES system products into their distribution and billing networks, and the complex revenue recognition rules associated with our NES system products.

Also, our revenue recognition policy for NES system products, which is discussed more fully in Note 1(e) – Revenue Recognition in the Notes to Consolidated Financial Statements (page 48) and which was pre-cleared with the Staff of the Securities and Exchange Commission in early 2007, includes a proportional performance model under which revenue may be deferred for products that have been shipped and accepted by a customer in order to maintain a constant ratio of meters to data concentrators (determined on a contract-by-contract basis). Therefore, a discussion of the number of meters and data concentrators shipped, for example, would not necessarily be relevant if revenue for some or all of those shipments was being deferred. We also note that because the pricing for our NES system products is generally determined from a standard pricing matrix that changes infrequently, material changes in our NES system revenues have not been attributable to changes in the pricing of our products.

Ultimately, the primary reason for changes in our NES system revenues between periods is the fact that the level of business, particularly the large-scale deployments, fluctuates. In future filings, to the extent possible, we will endeavor to further enhance our discussion of what we believe to be the reasons behind these fluctuations.

6.	Also, given the significance of the NES revenue stream to the company’s total operations, tell us what consideration you gave to providing either in the MD&A or in the description of your business backlog disclosures consistent with Item 101(c)(viii) of Regulation S-K. To the extent that revenues recognized from your NES contracts have historically had or are expected to have a significant impact on the variability of your results, you should discuss and analyze changes in your backlog as part of your MD&A analysis of revenues.

Response to Comment 6: We acknowledge the Staff’s comments and note that Item 101(c)(viii) of Regulation S-K requires the disclosure of the “dollar amount of backlog orders believed to be firm”. Historically, we have taken a conservative position regarding what we consider to be “firm” backlog, as our customers have certain cancellation rights or may otherwise modify their orders prior to shipment. This is particularly relevant to our NES product line, where the majority of our revenues are derived from large-scale deployments of our NES system products. For instance, a value added reseller may have cancellation rights for certain orders in the event that its contract with its customer is terminated. Further, Echelon has a practice of working with customers when their schedules change. For instance, we have delayed deliveries to value added resellers in certain instances when such reseller’s deployment schedule is delayed.

Given the relative fluidity of our NES backlog, we believe that including such information in the MD&A or in the description of our business is not a clear indicator of our future revenues and could be misleading to investors. However, we will consider the requirements of Item 101(c)(viii) of Regulation S-K in future filings, as applicable.

Liquidity and Capital Resources, page 34

7.	We note your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. For example, we note that accounts receivable decreased 30% from December 31, 2007 compared to December 31, 2008 and further decreased 37% from December 31, 2008 to September 30, 2009 and the reasons for such decreases are not evident from your disclosures. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows. In addition, confirm that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Response to Comment 7: We acknowledge the Staff’s comments and advise the Staff that our historical operating cash flow disclosures contained in our discussion of cash flows from operating activities were made based on an assumption that the reader was familiar with the corresponding financial statement information. For example, the reductions in accounts receivable noted in the Staff’s comment were primarily attributable to reductions in revenues, which are disclosed and discussed elsewhere in the document.

However, we understand that readers could benefit from additional and more direct disclosures regarding our operating cash flows. Accordingly, in future filings we will enhance our discussion of cash flows from operating activities to disclose the underlying reasons for material changes in our operating cash flows in an effort to better explain the variability in our cash flows.

We also confirm to the Staff that our historical liquidity and capital resource discussion and disclosures have included all known trends, events, and uncertainties that were reasonably likely to impact future liquidity.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

3. Exhibits, page 40

8.	You are required to file with your Form 10-K all exhibits required by Item 601 of Regulation S-K. To the extent that you do not include the required exhibits with your report, you must incorporate them by reference. Refer to General Instruction G to Form 10-K and Rule 12b-23. While you have listed certain of the exhibits required to be filed by Item 601, you neither filed nor incorporated by reference. Further, where you incorporate an exhibit by reference, you must identify the previously filed report or registration statement where the exhibit was originally filed and where that exhibit can be located in the previously filed report or registration statement.

Response to Comment 8: We acknowledge the Staff’s comments and will provide an exhibit list in future filings, including the required information in the format attached hereto as Exhibit A.

9.	It appears that you have entered into material lease agreements, and amendments thereto, that should be filed as exhibits to your Form 10-K. In this regard we note the lease for your corporate headquarters in California, your total assets of approximately $185 million and that as a result of a lease extension in June 2008, you increased the carrying amount of your lease financing obligations by approximately $12.5 million to approximately $27.6 million. Please file all material lease agreements. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response to Comment 9: We acknowledge the Staff’s comments and supplementally advise the Staff that we will file the amended and restated lease agreements with respect to our corporate headquarters, in accordance with Item 601(b)(10)(ii) of Regulation S-K, in a filing on Form 8-K as soon as practicable following clearance of the Staff’s comments.

10.	We note that your Netherlands subsidiary, Echelon BV, has entered into an employment agreement with named executive officer, Frederick H. Bruggink, who is your Senior Vice President-General Manager/Service Provider Group. That agreement should be filed as an exhibit. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Response to Comment 10: We acknowledge the Staff’s comments and respectfully submit that the agreement with Mr. Bruggink is not a compensatory plan, contract or arrangement of the type contemplated by Rule 601(b)(10)(iii) of Regulation S-K and therefore the agreement was not required to be filed. Rather, the agreement with Mr. Bruggink is a short form agreement that is immaterial in scope and significance and does not reflect Mr. Bruggink’s job requirements, position with the Company, salary or equity compensation benefits, all of which have been historically disclosed in the Company’s proxy statements. This short form agreement was entered into in 1996 between Mr. Bruggink and Echelon BV, the Company’s Netherlands subsidiary, under Dutch law and has never been amended. The agreement references statutory benefits, which all employees in the Netherlands are entitled to receive under Dutch law, but does not express what the actual monetary amounts of such entitlements are. The Company supplementally confirms that terms of Mr. Bruggink’s compensation (which has consisted of base salary, eligibility for the management bonus plan and annual equity compensation grants, plus other amounts, such as pension contribution and car allowance, which are disclosed in the 2008 Proxy Statement at page 36)) have been properly disclosed in the 2008 Proxy Statement (as well as in the Proxy Statements for prior years) in compliance with Item 8 of Schedule 14A and Item 402 of Regulation S-K. Thus, the Company respectfully submits that because (i) the terms of the agreement are immaterial or insignificant, (ii) disclosing its existence could be misleading to the Company’s investors, and (iii) the material terms of Mr. Bruggink’s employment have been properly disclosed, the contract at issue is not a contract to be filed under Item 601(b)(10)(iii) of Regulation S-K.

We supplementally advise the Staff that Mr. Bruggink and the Company recently mutually agreed to terminate his employment and on November 16, 2009, the Company filed a Form 8-K Report containing the information required by Item 5.02 of Rule 8-K. The severance agreement entered into by the Company and Mr. Bruggink with respect to such termination was filed as an exhibit to the Form 8-K Report in accordance with Item 601(b)(10)(iii) of Regulation S-K.

Note 1. Significant Accounting Policies, page 47

Revenue Recognition, page 48

11.	We note that VSOE of fair value for PCS on the NES system software as well as for extended warranties on the NES hardware products is based on stated renewal rates. Tell us what percentage of your customers actually renew at the stated rates and tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates were substantive. In this regard, tell us what your normal pricing practices are and tell us how you account for contracts that have stated renewal rates either above or below this “normal” range. To the extent that the term of the PCS or hardware warranty included in the initial contract differs from the renewal term, tell us what rates you use to establish VSOE of fair value for both PCS and hardware warranties.

Response to Comment 11: We acknowledge the Staff’s comments and advise the Staff that our NES arrangements generally permit our customers to renew PCS on the NES system software and extended warranties on the NES hardware on an annual basis, once the initial term has expired. The initial term for PCS on the NES system software is generally one year, but in some cases has been extended by up to 6 months to a total of 18 months. For NES hardware warranties, the initial term is also generally one year, but in some cases has been extended by up to 2 years to a total of 3 years. We also note that a customer is not required to renew all service offerings (that is, they can choose to renew PCS without renewing an extended hardware warranty and vice versa). Through December 31, 2008, 100% of our NES system customers who were eligible to extend their PCS and extended warranties elected to do so, and of those, 100% renewed at the stated renewal rates.

Echelon offers three levels of PCS on the NES system software, which have been designed to provide options tailored to specific market requirements. We market these programs as Silver Software Investment Protection (“SIP”), Gold SIP, and Platinum SIP. The annual PCS renewal rate is priced within a narrow range at a fixed dollar amount on a per-meter basis, depending on the level of service purchased, with Silver SIP being the least expensive and Platinum SIP being the most expensive. In determining the amount to charge for these service levels, we considered information such as a market analysis to determine customary pricing practices for the various levels of support and an internal analysis that showed that, at anticipated volume levels, Echelon would generate substantive revenues from PCS renewals, which would more than cover our expected costs to deliver these services. To date, all of our PCS renewals have been priced within the normal range.

For extended hardware warranties, Echelon’s offering covers the repair or replacement of defective hardware during the extended warranty period. We price our extended warranties based on a narrow percentage of the underlying hardware price. We use a percentage of the underlying hardware price due to the wide range of hardware products we sell, each of which has a different cost to manufacture that is reflected in the price we charge for that respective product. Our pricing for the extended hardware warranties considers information such as expected failure rates and an internal analysis supporting pricing that would yield acceptable gross margins based on our expected costs to repair or replace the defective units. To date, the only extended warranty renewals outside of the normal range have been in excess of that range. In these cases, we have used the actual stated renewal rate as VSOE of fair value of the extended warranty services for those transactions.

The VSOE of fair value for the PCS on NES system software and the extended warranties on the NES hardware products is based on an annual rate. As discussed above, the initial terms for the PCS on NES system software and the NES hardware warranty is generally one year, although in certain cases they have been extended to 18 months and 3 years, respectively. To the extent the initial term is for a period of other than 12 months, we have prorated the annual rate accordingly.

Note 3. Property and Equipment, page 54

12.

We note from your disclosures on page 55 that upon completion of construction of the your corporate headquarters, the company determined that you did not meet the sale-leaseback criteria of SFAS 98 for de-recognition of the building assets and liabilities and accordingly, you accounted for the leases on such properties as financing obligations. Please explain the specific terms of these arrangements that precluded you from using sale-leaseback accounting. Also, tell us how you considered the terms of the amended lease agreements in June 2008 in determining whether the sale-leaseback criteria were met.

Response to Comment 12: We acknowledge the Staff’s comments and advise the Staff that, prior to the June 2008 lease extension, we determined that we did not meet the sale-leaseback criteria of SFAS 98 because, although Echelon was deemed to have sold the buildings for accounting purposes to the owner-lessor at the end of the construction period, Echelon did not sell the self-funded tenant improvements. Therefore, not all of the risks and rewards of ownership were transferred resulting in a conclusion that Echelon had continuing involvement (specifically in consideration of paragraph 12(b) of SFAS 98 because Echelon had effectively provided nonrecourse financing to the lessor for the Echelon-paid tenant improvements).

We note that the June 2008 lease amendments only changed certain terms of the original lease including: (1) extending the lease expiration dates, (2) modifying the monthly lease payment amounts to reflect the then current market rates, and (3) removing the requirement for Echelon to have issued to the landlord a standby letter of credit. No changes were made to the ownership of the building itself or the self-funded tenant improvements. Accordingly, we concluded that the accounting treatment applied to the original leases continued to be appropriate.

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Compensation Discussion and Analysis, page 25

General

13.	Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid each particular level of compensation for 2008. For example, we note minimal discussion and analysis of how the Committee determined specific long term equity awards, awards under the management bonus plan and the ratios under the employee stock option exchange program. Among other matters, discuss how you determined the SAR exchange ratios for the exchanged options. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this and other forms of compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response to Comment 13: We acknowledge the Staff’s comments with respect to the Compensation Committee’s (the “Committee”) analysis regarding 2008 fiscal year compensation for our named executive officers, including long-term equity awards, awards under the management bonus plan and the ratios under the 2008 employee stock option exchange program. We supplementally advise the Staff as follows:

Long-Term Equity Compensation Awards. In determining the amount and terms of the fiscal year 2008 equity compensation awards for each of our named executive officers, the Committee reviewed the individual performance of each named executive officer, after receiving input from the Company’s CEO and the head of the Company’s human resources group. (Please note that a discussion of how the Committee established fiscal year 2008 compensation for the Company’s CEO is provided separately below in the response to question 17 of the Staff’s comment letter.) In making its 2008 determinations, the Committee also considered the performance of each named executive officer’s department (such as, depending on the named executive officer’s department, accomplishment of strategic department goals, implementation of operational or other improvements, achievement of product developments on time and within budget, and contribution to achieving overall Company goals), as well as the Company’s overall performance.

In 2008, our CEO met in person or by phone at least weekly with each of the individual named executive officers, and typically much more frequently. Thus, our CEO had in-depth knowledge of each named executive officer’s performance. From time to time in 2008, the CEO and/or head of our human resources group also conducted informal (i.e., verbal) “peer reviews” with each named executive officer concerning the other named executive officers. Through these processes, our CEO and the head of our human resources group evaluated each named executive officer’s performance and provided recommendations to the Committee that informed the Committee’s decisions in granting the 2008 fiscal year equity awards to our named executive officers.

In fiscal year 2008, the Committee established the amount of long-term equity compensation for each named executive officer (the “Award Amount”) at a level that was significant when compared with the executive officer’s overall compensation, but it was not set as a direct percentage thereof. As noted in the 2008 Proxy Statement at page 33, since 2006, and including 2008, the Committee has granted reduced Award Amounts compared with years prior to 2006. The Committee’s determinations in making these reduced levels of grant were informed by advice received from the Committee’s independent compensation consultant, Compensia. In addition, in establishing 2008 Award Amounts, the Committee considered the 2007 Award Amounts. However, in setting the 2008 Award Amounts, the Committee did not consider length of service or expected pay-outs under prior awards or the management bonus plan.

The Committee also considered internal pay equity when establishing 2008 Award Amounts. The Committee believes that our named executive officers must work extensively together as a cohesive team. The Committee helps foster such teamwork by keeping the grant level to our named executive officers within a comparable level, so long as each of the named executive officers continues to perform at a very high level.

In granting the 2008 Annual Awards, the Committee established the percentage allocation between SARs and performance shares based upon information provided by the Company’s human resources department. In so doing, the Committee did not use benchmarks from the peer companies that are part of the salary benchmarking process.

The Committee believes that the 2008 Award Amounts were appropriate in light of that officer’s performance, the officer’s Award Amount for prior years, the Award Amounts for other officers at a comparable level, and the Company’s performance.

Management Bonus Plan. In fiscal year 2008, the Committee intended that the management bonus plan motivate our named executive officers to perform well and achieve Company and department objectives. The Committee intended the target amount of the bonus for our named executive officers (the “Target Bonus Amount”) to be significant relative to the named executive officer’s total compensation. In 2008, the Committee did not set the dollar amount of the Target Bonus Amount as a percentage of salary or employ any other formula in establishing the Target Bonus Amount relative to total named executive officer compensation. As with the Award Amounts, the Bonus Amount for all executive officers has not typically varied (or increased) significantly from year to year over the last several years, as the Committee has considered the Company’s financial performance and financial condition over the same period. As with the Award Amounts, the Committee also considered internal pay equity in establishing the 2008 Target Bonus Amounts, in order to foster teamwork among our named executive officers, so long as each of the named executive officers continues to perform at a very high level.

The 2008 Target Bonus for each Named Executive Officer and the number of shares that were issuable in the 2008 Management Bonus Plan (based on the Company’s closing stock price on the date of grant) was as follows:

Named Executive Officer	2008 Target Bonus Amount	Number of Shares Issuable (subject to performance criteria)
Oshman	$375,000	28,153
Stanfield	$86,000	6,456
Bruggink	$86,072	6,461
Harris	$54,500	4,091
Bloch	$54,500	4,091

The Committee believes the 2008 Target Bonus Amounts were appropriate in light of that officer’s performance, the officer’s Target Bonus Amount for prior years, the Target Bonus Amounts for other officers at a comparable level, and the Company’s performance.

We supplementally advise the Staff that in order to achieve payouts of the 2008 Target Bonus Amounts, the Committee established performance objectives based upon the Company’s annual revenue and operating profit. This was because those elements were determined by the Committee to best align the executive officer’s objectives with those of the Company’s investors. We have not disclosed the specific performance targets because we believe so doing would give rise to competitive harm, as further discussed in our response to question 16 of the Staff’s comment letter. We note, however, that the performance targets were only achievable based upon our named executive officers and the Company achieving a high level of performance.

We note that the performance criteria for the 2007 and 2008 management bonuses were not achieved, and therefore no payouts were made under the Target Bonus Amounts for those years. In 2006, 100% percent of the management bonuses were paid out (in shares of Company’s common stock) under the Target Bonus Amounts for that year, as set forth below. The shares were issued in February 2008.

Named Executive Officer	Number of Shares Issued in 2006 Management Bonus Plan
Oshman	33,259
Stanfield	9,977
Bruggink	8,377
Harris	5,543
Bloch	5,543

Employee Stock Option Exchange Program. In December 2008, the Company implemented an employee equity compensation exchange program that permitted employees, including our named executive officers, to exchange some or all of their “underwater” outstanding stock options and SARs for a predetermined number of new SARs. The Company’s Board of Directors determined that replacing employee stock options and SARs that were underwater would encourage the continued service of valued Company employees, motivate Company employees to perform at high levels and provide an effective means of recognizing employee contributions to the success of the Company. The Board balanced the importance of providing long-term motivation for employees with the interests of stockholders by providing for options and SARs that were “underwater” by greater amounts to be exchanged for fewer SARs, thus reducing potential dilution of the Company’s stockholders. As a result, each employee participating in the program could receive less than one new SAR in exchange for submitting one underwater option or SAR, depending on the exercise price of the existing options or SARs that were exchanged. As described in the Company’s Offer to Exchange dated and filed with the Commission on November 19, 2008, the “exchange ratios” were as follows:

Exercise Price of exchanged award	Exchange Ratio

less than or equal to $11.99	One (1) new SAR for every one (1) exchanged award

greater than or equal to $12.00, but less than or equal to $14.99	Two (2) new SARs for every three (3) exchanged awards

greater than or equal to $15.00, but less than or equal to $19.99	One (1) new SAR for every two (2) exchanged awards

greater than or equal to $20.00	One (1) new SAR for every three (3) exchanged awards

These ratios were identical with the ratios used in the underwater stock option exchange program previously conducted by the Company in 2004, which ratios were derived by considering advice from the Company’s outside counsel involved in the exchange, based on their direct experience and information available in the market with respect to other exchange programs, and balancing the importance of motivating employees with the interests of stockholders. In 2008, the Company’s outside counsel advised and the Board reasoned that these that the same considerations were applicable in 2008. The Board expected that a sufficient number of employees would tender their options or SARs at these exchange levels so as to result in the issuance of fewer replacement SARs, thereby reducing potential dilution to existing stockholders. As noted in the 2008 Proxy Statement, the exchange resulted in a net decrease of 1,419,036 shares of common stock issuable upon exercise, thereby significantly reducing potential dilution to our stockholders.

The Company respectfully commits to providing more disclosure regarding each of the foregoing matters in future proxy statement filings.

14.	Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee’s decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee’s decisions with respect to other allocated or contemplated awards.

Response to Comment 14: We acknowledge the Staff’s comments and supplementally advise the Staff that in fiscal year 2008 the Committee independently considered each element of our named executive officers’ compensation. Specifically, these were base salary, target management bonus, equity compensation. Base salary fits into our overall compensation objectives as more of a device to attract and retain qualified named executive officers, and to be competitive in our geographic and industry areas, except for our chief executive officer, who was paid a base salary significantly lower than market, as the Committee believed it was important to provide our chief executive officer with a correspondingly greater opportunity with respect to his 2008 Annual Award, in order to motivate enhanced stock price performance. The Committee established 2008 Target Bonus Amounts and Annual Awards in order to further our pay for performance compensation objective and align the interests of our named executive officers with those of our stockholders.

In 2008 and 2009, the Committee made its decisions concerning named executive officer base salary and target management bonus early in each year. Pursuant to the Company’s equity compensation grant guidelines, the Committee granted 2008 Annual Awards in May 2008, the same month as our 2008 annual stockholder’s meeting.

The Company respectfully commits to providing more disclosure regarding the foregoing matters in future proxy statement filings.

15.

We note your statement on pages 27 and 28 that you generally target salaries to be in the 75th percentile of peer group companies, although other important factors are considered, including individual performance. Please expand your discussion to provide additional analysis of the effect of individual performance on cash compensation. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation. See Item 402(b)(2)(vii) of Regulation S-K.

Response to Comment 15: We acknowledge the Staff’s comments with respect to the effect of individual performance on cash compensation and supplementally advise the Staff that, as explained in the Company’s response to question 13 of the Staff’s letter, in fiscal year 2008 the Committee reviewed the individual performance of each named executive officer (other than the Company’s CEO), after receiving input from the Company’s CEO and the head of the Company’s human resources group. The Committee’s review considered whether the named executive officer had achieved strategic departmental goals, if any; implemented efficiencies or improvements; participated in revenue-generating transactions;

achieved product developments on time and within budget, and contributed to the Company’s overall goals. We refer the Staff to the Company’s response to question 13 of the Staff’s letter for a description of the Committee’s evaluation process with respect to our named executive officers. (Please note that a discussion of how the Committee established fiscal year 2008 compensation for the Company’s CEO is provided separately below in the response to question 17 of the Staff’s comment letter.)

The Company respectfully commits to providing additional disclosure regarding the foregoing matter in future proxy statement filings.

16.	We note that for the 2008 management bonus plan, the Compensation Committee established individual management bonus amounts for each executive officer and that the issuance of performance shares was subject to the requirement that Echelon achieve a set level of operating income for the fiscal year ended December 31, 2008. Please tell us why you have not provided quantitative disclosure of the terms of the performance targets utilized in determining incentive compensation for your executive officers for fiscal year 2008. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.

Response to Comment 16: We acknowledge the Staff’s comments and supplementally advise the Staff that disclosure of the specific level of operating income or reported revenue to be achieved in order for specific Company officers to earn their respective bonus payments under the Management Bonus Plan is not required because it would result in competitive harm and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public.

For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F. 3d 93, 95 (2d. Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).

Commercial or Financial Information. The United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as commercial or financial information include: business sale statistics, technical designs, license and royalty information, customer and supplier lists, and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”

The target levels for the performance criteria specifically relate to the Company’s commercial operations and its financial condition. Therefore, the target levels constitute “commercial or financial information” under Exemption 4.

Provided by a Person. Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. Landfair, 645 F. Supp. at 327. The Company, from whom the information is obtained, is a corporation, and therefore is a person within the meaning of Exemption 4. Accordingly, the second prong under Exemption 4 has been satisfied.

Privileged or Confidential Information. Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong, 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291.

The Company believes that disclosure of the performance targets would cause substantial harm to its competitive position. If the Company is required to disclose the performance target levels, it would essentially be informing its competitors of its expectations, both historically and for the subject fiscal year, of its business, operations and financial strategies. The disclosure of such performance targets would provide significant visibility into, and allow the Company’s competitors to reach significant conclusions about, its plans and priorities, including: designated plans for growth, which could be directed specifically to one of more of the Company’s product groupings; the Company’s internal targets for profitability; areas of the Company’s business in which the Company would have to focus its resources in order to achieve such targets; investment or increased operational focus allocation of resources; and potential change in direction, geographic target markets or market focus. None of this internal information is released or disclosed to the public. Disclosure of these objectives could also lead to interpretations and extrapolation that ultimately may be misleading to investors.

The Company’s competitors could use such information to unfairly compete with the Company, which would clearly be harmful to the Company’s business and its future operations. For example, a competitor could use such information to (i) ascertain the Company’s plans to focus on specific product lines, (ii) extrapolate regarding the timing and availability of new Company products, (iii) determine the Company’s expectations for winning new tenders or other business under its networked energy services product line, and (iv) recruit employees away from the Company or refocus their sales and marketing efforts based on the combination of market knowledge from both the competitor and the Company’s internal goals. Competitors could use this information to implement tactics to delay or prevent the Company from achieving its strategies, or to place the competitor at a strategic advantage to the Company. We respectfully note that a number of the Company’s competitors, including Silver Spring Networks, Landis+Gyr and Elster Group are not publicly traded companies and therefore have no comparable reporting requirements. Accordingly, the Company does not have any corresponding opportunity to access similar information from many of its competitors. Again, this disparity would place the Company at a strategic disadvantage.

We supplementally note that disclosure of historical performance target levels could allow competitors to forecast or extrapolate the Company’s business model to future periods and subject the Company to similar risks in future periods. The Company may also have multi-year strategies that would be harmed by disclosure of historical performance targets.

As noted, disclosure of financially related objectives for compensation purposes may lead to inaccurate extrapolations, which could be both inconsistent with existing financial guidance and ultimately misleading to investors. For example, the Company provides quarterly but not annual guidance with respect to its business outlook, which informs investors of the Company’s expected performance. The financial targets in an officer’s performance goals are generally more aggressive internal targets for the year that are not consistent with targets provided by the Company in its quarterly guidance. The disclosure of such internal targets would likely cause confusion to investors. We note, for example, that the internal targets set for the 2007 and 2008 management bonus plan were not achieved and no payouts were made. The Company is thus concerned that disclosure of these performance-based targets may provide stockholders and potential investors with misleading information regarding the Company’s expectations of its financial performance, and would be harmful to the Company and its investors.

Accordingly, for all of the reasons outlined above, the Company strongly believes that disclosure of its performance targets would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b).

17.	The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of Mr. Oshman’s stock awards granted in fiscal 2008 relative to other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Response to Comment 17: We acknowledge the Staff’s comments and supplementally advise the Staff that, as noted in the Company’s 2008 Proxy Statement at page 35, the Committee determined that the compensation of the Company’s chief executive officer for 2008 should weigh heavily towards equity compensation to ensure that his interests remain aligned with the Company’s long-term goals and the interests of our stockholders. As a result, in 2008, Mr. Oshman was paid a very low salary when compared to the Company’s other executive officers as well as the chief executive officers of our peer group companies, but was provided with a correspondingly greater opportunity with respect to his 2008 Annual Award, in order to motivate enhanced stock price performance. Specifically, as noted in the Summary Compensation Table of the Company’s 2008 Proxy Statement at page 36, for 2008, Mr. Oshman received a base salary that was, at most, approximately one-fourth to one-third of the base salary paid to each of the Company’s other named executive officers. In turn, Mr. Oshman’s 2008 Annual Award was approximately 2 to 3 times greater than the 2008 Annual Awards granted to each of the Company’s other named executive officers.

We respectfully advise the Staff that, although Mr. Oshman’s compensation for 2008 was allocated more heavily towards equity than cash, the compensation policies applied to Mr. Oshman were not materially different than those applied to the Company’s other executive officers. For 2008, the Committee determined the compensation payable to each named executive officer, including Mr. Oshman, consistent with the policies of providing competitive cash compensation and “pay for performance” to meet its stated objectives of providing compensation that is based on the level of responsibilities for each executive position and intended to motivate our executives to perform to the best of their abilities (as described in further detail in the Company’s 2008 Proxy Statement at page 25). Mr. Oshman’s compensation reflects the unique nature and broad scope of his leadership responsibilities and the unique role he has and accountability he carries as the Company’s chief executive officer with respect to the performance of the Company as a whole.

18.	You indicate that in addition to the compensation practices of the companies listed, the Compensation Committee also relied on data from AON Radford Surveys + Consulting and salary.com and reviewed international data provided by the Radford survey. If you have benchmarked different elements of your compensation against a different group of companies than those disclosed, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response to Comment 18: We acknowledge the Staff’s comments and supplementally advise the Staff that the Company did not benchmark different elements of compensation against a different group of companies from those disclosed. The information derived from the Radford surveys and salary.com was reviewed for the peer group companies but the Committee does not feel bound to use averages or to rely solely on this information, since the Company may recruit from, and lose employees to, a broader group of companies than the peer group companies (including small private companies, the compensation data for which is not available). However, the survey data provides a broader understanding of the compensation levels being paid across a larger group of similarly-sized software and semiconductor companies.

19.

We note your use of peer group comparison and benchmarking surveys and that you generally target salaries to be in approximately the 75th percentile of peer group companies. Please clarify what consideration you gave to including a discussion of where you target your other elements of compensation, i.e., the management bonus plan and annual equity compensation awards against the comparator companies and where actual payments fell within targeted parameters for each element of your compensation program.

Response to Comment 19: We acknowledge the Staff’s comments and supplementally advise the Staff that, in making recommendations and decisions with respect to bonuses under the Management Bonus Plan and equity compensation awards for 2008 and 2009, the Company and the Committee did not target specific percentiles. Although equity compensation and bonus information for the peer group companies was reviewed, the Committee and the Company found extreme variability in equity compensation grants and bonus levels among its peer group companies. As a result, the Company and the Committee believed that using market data with respect to similarly situated individuals at the peer group companies or determining averages based on such market data would lead to skewed results and therefore would not be useful. The market data for equity compensation grants and bonus levels at the peer group companies was thus not a material factor in the Committee’s decision-making process. However, in future filings, we will disclose what consideration, if any, was given to any market data related to equity compensation and bonus information for similarly situated individuals at the peer group companies.

20.	We note that the Compensation Committee annually reviews and approves, among other things, “severance arrangements and change in control agreements and provisions,” and that in June 2008, the Board of Directors approved modifications to the forms of equity award agreements under the 1997 Stock Plan to provide that certain equity compensation awards of employees would become fully vested following a change in control of the company. Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the “severance arrangements and change in control agreements and provisions.” See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the compensation discussion and analysis, discuss how arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Response to Comment 20: We acknowledge the Staff’s comments and supplementally advise the Staff that, as noted in the Company’s 2008 Proxy Statement at page 35, the only severance protection currently provided to our named executive officers (other than severance required by applicable Dutch law with respect to Mr. Bruggink) is vesting acceleration if the individual is involuntarily terminated without cause within twelve (12) months following a change in control. Consequently, our named executive officers are not contractually entitled to any other benefit or compensation in connection with a change in control and/or termination of employment.

As noted by the Staff per the Company’s 2008 Proxy Statement at page 35, this severance protection was implemented by the Company’s Board of Directors in June of 2008. The Board believed that this protection was appropriate based on its experience and the experience of the Company’s outside counsel, as it is expected that the Company from time to time will consider the possibility of an acquisition by another company or other change in control. The Board recognized that such consideration can be a distraction to key employees, including our executive officers, and cause such individuals to consider alternative employment opportunities, particularly when they anticipate losing the expected value of their equity awards. The Company believes that it is appropriate to provide such individuals with vesting acceleration in connection with a termination of employment following a change in control to (i) secure the continued dedication and objectivity of key employees, notwithstanding the possibility, threat or occurrence of a change in control, (ii) provide such individuals with an incentive to continue employment and motivate them to maximize the value of the Company upon a change in control for the benefit of its stockholders, and (iii) provide such individuals with enhanced financial security.

Although no benchmarking study was commissioned, we believe that this severance protection is consistent with current market practices and competitively necessary to attract and retain key employees. To ensure that this severance protection continues to remain consistent with our compensation philosophy and current market practices, the Committee will periodically review the appropriateness of maintaining this protection. However, this protection has not and we do not anticipate that it will affect the Committee’s decisions regarding other elements of compensation.

In future filings, we will provide disclosure similar to the response provided above.

Certain Relationships and Related Transactions and Director Independence (incorporated from definitive proxy materials)

Loans to Employees, page 46

21.	We note that you loaned Russell Harris, your Senior Vice President of Operations, $1,000,000 in connection with his principal residence. Although this compensatory arrangement may not be within the statutory prohibition of the Exchange Act, please provide us with your analysis as to how this loan complies with the prohibition on personal loans to executive officers set forth in Section 13(k) of the Exchange Act. Please also tell us why you did not disclose this transaction under “Related Party Transactions” in answer to the disclosure requirements of Item 13 of Form 10-K. To the extent that you determine you must disclose this transaction in answer to that Item and Item 404 of Regulation S-K, provide us with the information required by Item 404(a) of Regulation S-K with regards to the loan and confirm that you will include this information in your next annual report (or proxy materials) under “Related Party Transactions”.

Response to Comment 21: We acknowledge the Staff’s comments and supplementally advise the Staff that, as noted on page 46 of the Company’s 2008 Proxy Statement, the loan to Russell Harris was made on October 29, 2001. All material terms of the loan were disclosed in the proxy statement. The prohibitions on personal loans to executive officers set forth in Section 13(k) of the Securities Exchange Act of 1934 were enacted, effective July 30, 2002. We note that Section 13(k)(1) provides that, “An extension of credit maintained by the issuer on the date of enactment of this subsection shall not be subject to the provisions of this subsection, provided there in no material modification to any terms of any such extension of credit or any renewal of any such extension of credit on or after that date of enactment.” As reported on page 46 of the 2008 Proxy Statement, the terms of the loan to Mr. Harris were never amended. Therefore, we can confirm that the loan to Mr. Harris was at all times in compliance with the applicable rules and did not violate the prohibition on personal loans to executive officers set forth in Section 13(k) of the Exchange Act.

We also supplementally advise the Staff that the loan to Mr. Harris was repaid in full in June, 2009.

Agreements with ENEL, page 46

22.	We note that during 2008, you recognized revenue from products and services sold to Enel and its designated manufacturers of approximately $12.9 million and that Enel owns approximately 7% of your common stock. We also note that you entered into a development and supply agreement and a software enhancement agreement with Enel in 2006, and in 2000 entered into a stock purchase agreement with Enel and a research and development agreement with an affiliate of Enel. Agreements with related parties are typically required to be filed as exhibits. Refer to Item 404(a) and 601(b)(10)(ii)(A) of Regulation S-K. Please advise in this respect.

Response to Comment 22: We acknowledge the Staff’s comments and supplementally advise the Staff that the Company did consider the requirements of Item 601(b)(10) of Regulation S-K with respect to the referenced contracts with Enel. The Company respectfully submits that these are contracts that were made in the ordinary course of business and the Company did not believe they were material in amount or significance. As with the contracts mentioned in the response to question 1, the Company respectfully submits that failure to have such contracts in place did not in any material or significant respect affect the Company’s strategy, research and development efforts, product plans, sales and marketing efforts, or other opportunities, and the Company was therefore not substantially dependent on those sales. Moreover, while Enel technically has had the right to appoint a director to our Board, Enel has elected not to do so since 2002. In addition, Enel has not had any involvement in our Company’s plans, strategies or direction, so we do not view that Enel has or has had any significant or material influence over our Company. Therefore, the Company respectfully submits that these contracts should not be considered to fall within the parameters of Item 601(b)(10) of Regulation S-K.

Form 10-Q for the Quarter Ended September 30, 2009

Condensed Consolidated Statement of Operations, page 4

23.

We note your additional disclosure of share-based compensation on the face of the Condensed Consolidated Statements of Operations, which includes a total of share-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance of SAB 107, however, does not provide for a reconciliation of the share-based compensation expense on the face of the income statement that includes a total of the share-based compensation. Tell us how you considered the guidance of SAB 107 in your current disclosures and tell us how you intend to comply with such guidance in future filings. In addition, see the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (Updated 11/30/06), Section I.B.2.

Response to Comment 23: We acknowledge the Staff’s comments and advise the Staff that the inclusion of this information was intended to provide additional operational transparency to readers of the Company’s financial statements, since Echelon’s management, including its Board of Directors, does not take into account stock-based compensation charges when evaluating the Company’s financial performance. In addition, we believed our presentation of this reconciliation provided helpful and easily accessible information that our investors and analysts frequently request.

With that said, we understand the Staff’s concerns regarding how we have communicated this information and, in future filings, will move the tabular presentation of stock-based compensation from the face of the income statement to our financial statement footnotes. We will also make reference to such footnote on the appropriate line items in the income statement.

Note 1. Summary of Significant Accounting Policies, page 6

Recently Issued Accounting Standards, page 8

24.	We note that the Company has outstanding performance share awards (also referred to as restricted stock units). Please confirm that you adopted FSP EITF 03-6-1 effective January 1, 2009 currently within the scope of ASC 260-10-45-61A and tell us what impact, if any, this guidance had on your performance share awards and accordingly, on the Company’s basic earnings per share calculations.

Response to Comment 24: We acknowledge the Staff’s comments and confirm that we adopted FSP EITF 03-6-1 (currently within the scope of ASC 260-10-45-61A) effective January 1, 2009. The adoption had no impact on our performance share awards or on the Company’s basic earnings per share calculations. This is due to the fact that the agreements that dictate the terms of our performance share awards stipulate that the award holder has no rights or privileges of a stockholder of the Company (including the right to receive dividends) until such time as the performance shares vest and the underlying stock is issued to the award holder.

****

Echelon’s management acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 938-5243, Kathleen Bloch, Senior Vice President and General Counsel, at (408) 938-5382, or Mike Marszewski, Vice President and Corporate Controller, at (408) 938-5230 with any questions you may have regarding this response. Thank you for your assistance.

Very truly yours,

/s/ Oliver R. Stanfield
Oliver R. Stanfield
Executive Vice President and Chief Financial Officer

Cc:	Kathleen Bloch, Echelon Corporation

Mike Marszewski, Echelon Corporation

EXHIBIT A

EXHIBIT INDEX

Exhibit No.	Description of Document

3.2(1)	Amended and Restated Certificate of Incorporation of Registrant.

3.3(2)	Amended and Restated Bylaws of Registrant.

4.1(3)	Form of Registrant’s Common Stock Certificate.

4.2(4)	Second Amended and Restated Modification Agreement dated May 15, 1997.

10.1(4)	Form of Indemnification Agreement entered into by Registrant with each of its directors and executive officers.

10.2(5)+	1997 Stock Plan and forms of related agreements.

10.2(a)(5)+	Form of 1997 Stock Plan Stock Option Agreement with early exercise feature

10.2(b)(1)+	Form of 1997 Stock Plan Nonqualified Stock Option Agreement with early exercise feature

10.2(c)(6)+	Form of 1997 Stock Plan Nonqualified Stock Option Agreement

10.2(d)(7)+	Form of 1997 Stock Plan Performance Share Agreement

10.2(e)(7)+	Form of 1997 Stock Plan Performance Share Agreement for non-US employees

10.2(f)(5)+	Form of 1997 Stock Plan Performance Share Agreement with performance based vesting criteria for non-US employees

10.2(g)(7)+	Form of 1997 Stock Plan Stock Appreciation Right Agreement for non-US employees

10.2(h)(5)+	Form of 1997 Stock Plan Performance Share Agreement with performance based vesting criteria

10.2(i)(7)+	Form of 1997 Stock Plan Stock Appreciation Right Agreement

10.3(4)+	1988 Stock Option Plan and forms of related agreements.

10.4(4)	Second Amended and Restated Modification Agreement dated May 15, 1997 (included in Exhibit 4.2).

10.5(4)	Form of International Distributor Agreement.

10.6(4)	Form of OEM License Agreement.

10.7(4)	Form of Software License Agreement.

10.8(4)	International Distributor Agreement between the Company and EBV Elektronik GmbH as of December 1, 1997.

10.9(8)+	1998 Director Option Plan.

21.1(3)	Subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

24.1(4)	Power of Attorney (see signature page).

31.1	Certificate of Echelon Corporation Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certificate of Echelon Corporation Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification by the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+	Indicates management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 14(c) of Form 10-K.
(1)	Incorporated herein by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000, filed on November 11, 2000.
(2)	Incorporated herein by reference to the Registrant’s Current Report on Form 8-K dated August 16, 2007, filed on August 17, 2007.
(3)	Incorporated herein by reference to the Registrant’s Registration Statement on Form S-1/A filed on July 9, 1998.
(4)	Incorporated herein by reference to the Registrant’s Registration Statement on Form S-1 filed on June 1, 1998.
(5)	Incorporated herein by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on March 16, 2007.
(6)	Incorporated herein by reference to the Registrant’s Current Report Form 8-K dated April 12, 2007, filed on April 18, 2007.
(7)	Incorporated herein by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008, filed on August 11, 2008.
(8)	Incorporated herein by reference to the Registrant’s Registration Statement on Form S-8 filed on August 21, 2000.